Pop Culture Group Co., Ltd

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province

The People’s Republic of China

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

February 6, 2026

Re:	Pop Culture Group Co., Ltd
Registration Statement on Form F-3 (File No. 333-292982)
Initially Filed January 27, 2026
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pop Culture Group Co., Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement on F-3 (the “Registration Statement”), so that it will become effective at 4:00 p.m. ET on February 9, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhuoqin Huang
Name:	Zhuoqin Huang
Title:	Chief Executive Officer (Principal Executive Officer)

cc:	Lawrence Venick, Esq.
Loeb & Loeb LLP